SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                 __________________________

                        FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             Commission File Number 1-9735

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             BERRY PETROLEUM COMPANY THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                   Berry Petroleum Company
                 5201 Truxtun Avenue, Suite 300
                Bakersfield, California 93309-0640

                          BERRY PETROLEUM COMPANY
                                THRIFT PLAN







                       AUDITED FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULE






                       December 31, 2002 and 2001

                    BERRY PETROLEUM COMPANY THRIFT PLAN

                        December 31, 2002 and 2001

                                   INDEX
                                                          PAGE

Report of Independent Auditors                              4

Financial Statements

  Statements of Net Assets Available for Benefits           5
  Statement of Changes in Net Assets Available
   for Benefits                                             6
  Notes to Financial Statements                             7

Supplemental Schedule
  Schedule H, Line 4i - Schedule of Assets
   (Held at End of Year)                                   18

Signatures                                                 19
Consent of Independent Auditors                            20
Certifications                                             21

           INDEPENDENT AUDITOR'S REPORT

To the Administrator of the
Berry Petroleum Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Berry Petroleum Company Thrift Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Berry Petroleum Company Thrift Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Daniells, Phillips, Vaughan & Bock

Bakersfield, California
June 13, 2003

                    BERRY PETROLEUM COMPANY THRIFT PLAN
              Statements of Net Assets Available for Benefits
                        December 31, 2002 and 2001



                                            2002           2001
       ASSETS:
Investments, at fair value             $  7,789,205   $  8,432,666
Investments, at values quoted by trust    5,444,806              -
Investments, at contract value                    -      4,746,085
Participant loans                           513,137        532,097
                                         ----------     ----------
Net assets available for benefits      $ 13,747,148   $ 13,710,848
                                         ==========     ==========
















The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
         Statement of Changes in Net Assets Available for Benefits
                       Year Ended December 31, 2002


         ADDITIONS:
Additions to net assets attributable to:
   Contributions:
     Participants                          $  625,837
     Employer                                 414,389
     Rollovers                                 10,262
                                            ---------
                                            1,050,488
                                            ---------

   Interest and dividends                     265,930
   Participant loan interest payments          49,988

   Net (depreciation) in
    fair value of investments                (946,830)
                                            ---------
                                             (630,912)
                                            ---------
        Total additions                       419,576
                                            ---------
         DEDUCTIONS:
    Deductions from net assets
      attributable to:
    Administrative fees                         3,239
    Benefits paid to participants             380,037
                                            ---------
        Total deductions                      383,276
                                            ---------
        Net increase                           36,300

        Net assets available for benefits:

            Beginning of year              13,710,848
                                           ----------
            End of year                   $13,747,148
                                           ==========









The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

  The following description of the Berry Petroleum Company Thrift Plan (the "Plan") is provided for general information purposes only.
Participants should refer to the Plan Agreement for more complete information.

General

  The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). All employees of Berry Petroleum Company (the "Company") who have completed six months of service, as defined in the Plan Agreement, and who are not covered by a collective bargaining agreement with retirement benefits, are eligible to participate in the Plan.

Contributions

  Employees who elect to participate in the Plan must contribute 6% of their annual earnings as a basic tax-deferred contribution. The Company matches 100% of this employee contribution. The Plan provides for a Company match in excess of 6% if certain financial results are achieved. Company matching contributions can range from 6% to 9% of eligible participating employee earnings for active participants in the Plan. Matching contributions were from 6% to 9% in both 2002 and 2001 and averaged approximately 6.83% and 7.25% for 2002 and 2001, respectively. The Plan allowed employees to contribute a maximum combined pre-tax and after-tax deferral of 60% as of May 1, 2002, up from a previous limit of 16%.

  Participant and employer contributions are subject to statutory limitations, which for 2002 were $11,000 pre-tax and $40,000 total for all employee and employer contributions. Employees who have attained the age of 50 by the end of the Plan year were eligible to make an additional catch-up contribution of $1,000 for 2002. Participants vest immediately in their contributions, and vesting in employer contributions is at a rate of 20% per year of service during the first five years of employment.

Investment Funds

  The investment selections available to participants are as follows:

   Berry Petroleum Company Common Stock  Spartan U.S. Equity Index Fund
   Managed Income Portfolio              Fidelity U.S. Bond Index Fund
   Fidelity Contrafund                   Fidelity Freedom Income Fund
   Fidelity Diversified                  Fidelity Freedom 2000 Fund
    International Fund
   Fidelity Equity Income I Fund         Fidelity Freedom 2010 Fund
   Fidelity Growth & Income Fund         Fidelity Freedom 2020 Fund
   Fidelity Low Priced Stock Fund        Fidelity Freedom 2030 Fund
   Fidelity Puritan Fund                 Fidelity Freedom 2040 Fund

Contributions made by or on behalf of Plan participants are invested monthly and held under a trust agreement in one or more of the investment funds selected by the Plan Sponsor in accordance with the provisions of the Plan Agreement and as directed by the participants. Employees are able to choose to have their contributions invested in the Managed Income
Portfolio, Berry Petroleum Company Common Stock

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description, continued

and a selection of mutual funds, currently at 14. With the maturity on December 31, 2001 of the last separate GIC contract, all of the funds allocated to the Blended Income Fund were moved to Fidelity's Managed Income Portfolio, a common collective trust, effective February 1, 2002. The Managed Income Portfolio is designed to preserve capital and achieve a competitive level of income over time while attempting to maintain a participant's unit value at one dollar per share, similar to a money market fund.

  The 14 mutual funds available for investments noted above are: Fidelity Contrafund seeks high capital appreciation, Fidelity Diversified International seeks capital appreciation investing in equity markets worldwide but mainly those in the Morgan Stanley EAFE Index, which excludes the United States, Fidelity Equity Income I is a stock fund seeking capital appreciation and dividend income that exceeds the yield of the Standard & Poors 500 Index ("S & P 500 Index"), Fidelity Growth & Income seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk, Fidelity Low Priced Stock seeks capital appreciation by investing mainly in low-priced common stocks (less than $35.00 at original purchase), Fidelity Puritan seeks as much income as possible, consistent with the preservation of capital, by investing in common stocks, bonds and preferred stock, Spartan U. S. Equity Index is a stock index fund that seeks investment results that correspond to the total return performance of the S & P 500 Index by duplicating the investment composition.

  Fidelity U. S. Bond Index seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities of the Lehman Brothers Aggregate Bond Index. Fidelity Freedom Income seeks a high level of current income with capital appreciation as a secondary objective. The Fidelity Freedom 2000, 2010, 2020, 2030 and 2040 mutual funds are designed to provide attractive long-term returns consistent with the targeted investment horizon.

  The Plan had group annuity contracts ("GICs") with John Hancock Mutual Life Insurance Company ("John Hancock") during 2001 and in prior years. All of the Plan's group annuity contracts were fully benefit responsive. Each account was credited with income determined at a fixed interest rate until maturity. These contracts are included in the financial statements at cash value at December 31, 2001 because the last contract matured on December 31, 2001.

  The following investments had values at December 31, 2002 and 2001 representing more than 5% of net assets available for Plan benefits:

                                           2002            2001

 Fidelity Managed Income Portfolio    $ 5,444,806     $         -
 Blended Income Fund                            -       4,746,085
 Fidelity Contrafund                    1,545,417       1,744,808
 Fidelity Low-Priced Stock              1,145,130       1,119,056
 Fidelity Diversified International       822,059         859,990
 Fidelity Growth & Income                 808,021         932,406
 Spartan U.S. Equity Index                767,638         876,582
 Fidelity Equity Income I                 628,882         751,693

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description, continued

  The following table presents a summary of credited interest rates and average yield information for each of the GICs for the period shown:


                                     2001
                       Credited
                       Interest                Average
Issuer                   Rate                   Yield


John Hancock
Contract #2      6.17% due 12/31/2001            6.17%



Participant Accounts

  Participant statements are prepared and distributed quarterly. However, the participant can access their account daily with Fidelity's Net Benefits online service. Each participant's account is credited with the participant's and the Company's contributions, in addition to the allocation of any Plan earnings or losses and forfeitures of terminated participants' nonvested accounts. Earnings or losses are allocated on a fund-by-fund basis. Allocations are based on the ratio of the participant's account balance in each mutual fund to the total assets of the mutual fund. Allocation of forfeitures is based on service units from 0 to 12 depending on months of service during the year. Only employees who are active participants at December 31 each year are eligible for the allocation of forfeitures to their accounts. Forfeitures allocated to participant accounts for the years ended December 31, 2002 and 2001 totaled $24,839 and $5,975, respectively.

Participant Loans

  Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000, but not in excess of 50% of their vested account balances. Interest is computed based on the prime rate in the Wall Street Journal on the date of the application, plus 2%. A maximum of two loans can be outstanding at any one time and each loan must be repaid over a period of from 1 to 5 years. Each loan is supported by a promissory note with the participant's account balance as collateral.

Hardship Withdrawals

  The Plan allows for hardship withdrawals to pay certain housing, health or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service ("IRS") regulations require that a participant cannot make contributions to the Plan for 6 months after taking a hardship withdrawal. In addition, participants will not receive matching contributions or forfeitures for the 6 months they are ineligible to participate in the Plan.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description, continued

Payment of Benefits

  Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant can leave the account balance in the Plan until the participant attains age 70 and 1/2 unless the participant's vested account balance is less than $5,000, in which case the vested account balance would be distributed to the participant.

Plan Termination

  Although it is anticipated that the Plan will remain in effect indefinitely, the Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of complete or partial termination of the Plan, participants become 100% vested in the employer contributions and earnings thereon. Upon termination of the Plan, all participants have equal priority in the distribution of any Plan assets in excess of Plan liabilities.

Trustees and Administration

  The Company has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) to handle duties as the named Trustee for the Plan. Three officers of the Company, Jerry V. Hoffman, Ralph J. Goehring and Kenneth A. Olson, are the Administrators of the Plan, and Berry Petroleum Company is the Plan Sponsor. The Administrators have the authority to delegate plan administration duties as necessary. Certain administrative expenses are paid by the Company. Fidelity, as the Trustee, receives contributions from the Plan Sponsor, invests and reinvests the Plan's assets, determines the market value of Plan assets, prepares statements and processes loans and withdrawals to beneficiaries.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

  The Plan's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Investments

  Quoted market prices as of the valuation date are used to compute the fair value of equity securities in the Berry Stock Fund and the 14 mutual funds. The value of the Managed Income Portfolio is based on the unit price quoted by the trust, representing the fair value of the underlying investments.

  In accordance with the policy of stating Plan assets at their fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets, which consists of the realized gains or losses and the unrealized appreciation
(depreciation) on those investments.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

  Benefit payments to participants are recorded upon distribution.

Expenses of the Plan

  The Plan's administrative expenses are paid by either the Plan or the Plan's Sponsor as provided by the Plan document.

Note 3.  Tax Status

  On June 7, 1988 the IRS advised the Company that the Plan meets the requirements of Section 401(a) of the Code, as restated by the Tax Reform Act of 1986, and is therefore exempt from federal income taxes under
Section 501(a) of the Code. In 1994 conforming amendments, as requested by the IRS, were made to the Plan Agreement and a favorable determination letter was issued by them on December 7, 1994.

  The Plan has been amended and restated since the receipt of the prior IRS determination letter of December 7, 1994. The Plan Sponsor believes the Plan is designed to be, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code (see Note 4 below).

Note 4.  Subsequent Events

  Fidelity received a favorable IRS Determination Letter from the IRS for their Prototype Plan (the Prototype Plan) in November 2002. The Sponsor had a choice of conforming the Plan to Fidelity's Prototype Plan so that they could rely on Fidelity's Determination Letter, or maintaining the Plan as is and filing their own determination letter for the differences that existed. After evaluation of the required changes and the benefits that would pass on to the participants, the Administrators elected to make the required changes to the Plan so that the Plan would conform to Fidelity's Prototype Plan. On March 6, 2003, the Board of Directors approved the adoption of Fidelity's Prototype 401(k) Plan along with the changes

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 4.  Subsequent Events, continued

required to conform Berry Petroleum Company's Plan to Fidelity's Prototype Plan. Future changes required to conform the Plan to IRS Regulations or rule changes will be implemented by Fidelity to their Prototype Plan, which has been adopted.

  The changes were implemented in two steps, the Prototype Plan was adopted and implemented in June 2003 and the Berry Petroleum Company Stock fund (Berry Stock Fund) is being changed from a share accounted fund option to a mutual fund accounted option effective July 1, 2003.

  After the switch to mutual fund accounting for the Berry Stock Fund, participants will be able to trade all of the investment options in the Plan on a daily basis, rather than daily for the mutual funds and the Managed Income Portfolio and only during the two monthly trading dates for Berry Stock (approximately on the 15th and 31st of each month.) This change will allow full internet access for Plan Participants, including investment transfers and loan and withdrawal requests without intervention by the Plan Administrators.

Note 5.  Transactions with Parties-in-Interest

   During the years ended December 31, 2002 and 2001, there were transactions involving investment of Plan assets in investment funds maintained by the Plan's trustee, a party-in-interest as defined in Section 3(14) of ERISA. One of the Plan's investment options is Berry Petroleum Company Common Stock which is purchased by the Plan's trustee in the open market.

                      BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 6. Investments

                                                                     Fidelity    Fidelity
                Managed      Berry               Fidelity           Diversified   Low      Fidelity   Spartan
     2002        Income      Stock    Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                Portfolio    Fund    Contrafund  Income I   Puritan   tional      Stock     Income     Index
                ---------   -------  ----------  --------  --------  ---------  ---------  --------   ---------
ASSETS:
Investments, at fair value
Net assets
available for
benefits       $5,444,806 $ 582,388  $1,545,417 $ 628,882 $ 166,327 $ 822,059  $1,145,130 $ 808,021  $ 767,638
                =========  ========   =========  ========  ========  ========   =========  ========   ========


                  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity   Fidelity
                  Freedom   Freedom   Freedom   Freedom   Freedom   Freedom    US Bond     Loan
                   Income    2000      2010      2020      2030       2040      Index     Account     Totals
                  --------  -------   --------  --------  --------  --------   --------   -------    --------
ASSETS (continued):
Investments, at fair value
Net assets
available for
benefits         $ 131,605 $  58,733 $ 291,961 $ 430,698 $ 240,496 $  21,035  $ 148,815 $ 513,137  $13,747,148
                  ========  ========  ========  ========  ========  ========   ========  ========   ==========


                                                                     Fidelity    Fidelity
                 Blended     Berry               Fidelity           Diversified    Low     Fidelity   Spartan
     2001        Income      Stock    Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                  Fund       Fund    Contrafund  Income I   Puritan   tional      Stock     Income     Index
                ---------   -------  ----------  --------  --------  ---------  ---------  --------   ---------
ASSETS:
Investments, at fair value
Net assets
available for
benefits       $4,746,085 $ 489,836  $1,744,808 $ 751,693 $ 216,633 $ 859,990  $1,119,056 $ 932,406  $ 876,582
                =========  ========   =========  ========  ========  ========   =========  ========   ========


                  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity   Fidelity
                  Freedom   Freedom   Freedom   Freedom   Freedom   Freedom    US Bond     Loan
                   Income    2000      2010      2020      2030       2040      Index     Account     Totals
                  --------  -------   --------  --------  --------  --------   --------   -------    --------
ASSETS (continued):
Investments, at fair value
Net assets
available for
benefits         $ 120,749 $  45,492 $ 269,016 $ 567,384 $ 334,218 $   5,594  $  99,209 $ 532,097  $13,710,848
                  ========  ========  ========  ========  ========  ========   ========  ========   ==========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
Note 6. Investments (continued)

                                                                                Fidelity    Fidelity
                  Managed    Blended   Berry                Fidelity           Diversified   Low      Fidelity   Spartan
     2002         Income     Income    Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                 Portfolio    Fund     Fund     Contrafund  Income I   Puritan   tional      Stock     Income     Index
                 ---------   -------  -------   ----------  --------  --------  ---------  ---------  --------   ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants   $  69,594  $   5,073 $  40,094  $  66,483  $  21,226  $   9,324  $  50,384 $  65,680 $  52,102   $ 96,212
 Employer          46,369     (2,258)   26,942     47,644     16,410      5,980     36,023    45,424    37,650     57,975
 Rollover
  contributions     4,056          -     3,664          -          -          -          -     1,695       847          -
Interest and
 dividends        229,178     23,610    13,142          -          -          -          -         -         -          -
Interest from
 participant
 loans              8,116        479       655      7,784      4,453        515      6,601     4,947     4,142      4,910
Net appreciation
 (depreciation) in
 fair value of
 investments            -          -    46,354   (157,420) (133,787)    (18,207)   (82,930)  (81,462) (173,982)  (195,541)
Exchanges in    5,349,938          -    53,192    100,104    25,000           -     18,311    92,388    11,282     20,477
Forfeiture
 activity           9,721     14,405         -          -         -           -          -         -         -          -
Loan principal
 repayment         40,957      1,771     2,895     42,049    27,818       2,790     33,157    25,176    28,063     30,504
                ---------    -------  --------   --------  --------    --------   --------  --------  --------   --------
Total additions 5,757,929     43,080   186,938    106,644   (38,880)        402     61,546   153,848   (39,896)    14,537
                ---------    -------  --------   --------  --------    --------   --------  --------  --------   --------
DEDUCTIONS:
Administrative
 fees               1,000          -         -        125       769         287         19       370       206        263
Forfeiture
 activity               -      3,818     2,272      3,089       746           -      2,135     1,877      (242)     6,456
Benefits paid to
 participants      10,756     21,360    47,918    160,820    13,951           -     27,290    18,472     4,857     43,185
Loan withdrawals   79,517          -     1,359     77,104    11,070       6,456     26,838     1,309    10,147      4,387
Exchanges out     221,850  4,763,987    42,837     64,897    57,395      43,965     43,195   105,746    69,521     69,190
                ---------  ---------  --------   --------  --------    --------   --------  --------  --------   --------
Total deductions  313,123  4,789,165    94,386    306,035    83,931      50,708     99,477   127,774    84,489    123,481
                ---------  ---------  --------   --------  --------    --------   --------  --------  --------   --------
Net increase
 (decrease)     5,444,806 (4,746,085)   92,552   (199,391) (122,811)    (50,306)   (37,931)   26,074  (124,385)  (108,944)

Net assets available
 for benefits,
 beginning of
 year                   -  4,746,085   489,836  1,744,808   751,693     216,633    859,990 1,119,056   932,406    876,582
                ---------  ---------  --------  ---------  --------    --------   -------- ---------  --------   --------

Net assets available
 for benefits,
 end of year   $5,444,806 $        - $ 582,388 $1,545,417 $ 628,882   $ 166,327  $ 822,059 $1,145,130 $ 808,021 $ 767,638
                =========  =========  ========  =========  ========    ========   ========  =========  ========  ========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 6. Investments (continued)
                     Fidelity    Fidelity  Fidelity  Fidelity   Fidelity  Fidelity   Fidelity
                     Freedom     Freedom   Freedom   Freedom    Freedom   Freedom    US Bond     Loan
       2002          Income       2000       2010      2020       2030      2040      Index     Account    Totals
                     ---------   -------   --------  ---------  --------  --------   ---------  -------   --------
ADDITIONS TO NET
ASSETS(continued):
Contributions from:
 Participants       $  5,373    $  9,770 $  30,365  $  45,515  $  22,297  $  12,136  $  24,209  $     -  $  625,837
 Employer              6,185       4,456    15,754     31,772     17,349      5,744     14,970        -     414,389
 Rollover
  contributions            -           -         -          -          -          -          -        -      10,262
Interest and
 dividends                 -           -         -          -          -          -          -        -     265,930
Interest from
 participant loans         -           -     1,247      1,581      3,161          -      1,167      230      49,988
Net appreciation
 (depreciation)
 in fair value
 of investments         (269)       (985)  (19,735)   (84,139)   (55,017)    (2,439)    12,729        -    (946,830)
Exchanges in               -           -         -     41,350         71          -     14,749        -   5,726,862
Forfeiture
 activity                  -           -         -          -          -          -          -        -      24,126
Loan principal
 repayment                 -           -    12,063     10,636     14,540          -      6,846 (279,265)          -
                     -------     -------   -------    -------   --------    -------    ------- --------   ---------
Total additions       11,289      13,241    39,694     46,715      2,401     15,441     74,670 (279,035)  6,170,564
                     -------     -------   -------    -------   --------    -------    ------- --------   ---------

DEDUCTIONS:
Administrative fees        -           -        13         50        131          -          6        -       3,239
Forfeiture activity      152           -      (549)     1,803      2,569          -          -        -      24,126
Benefits paid to
 participants            281           -       504     13,388      9,129          -      1,477    6,649     380,037
Loan withdrawals           -           -    16,200        477     29,426          -      2,434 (266,724)          -
Exchanges out              -           -       581    167,683     54,868          -     21,147        -   5,726,862
                     -------     -------   -------   --------    -------    -------    ------- --------   ---------
Total deductions         433           -    16,749    183,401     96,123          -     25,064 (260,075)  6,134,264
                     -------     -------   -------   --------    -------    -------    ------- --------   ---------

Net increase
 (decrease)           10,856      13,241    22,945   (136,686)   (93,722)    15,441     49,606  (18,960)     36,300

Net assets available
 for benefits,
 beginning of year   120,749      45,492   269,016    567,384    334,218      5,594     99,209  532,097  13,710,848
                     -------     -------   -------   --------    -------    -------    ------- --------  ----------

Net assets available
 for benefits,
 end of year       $ 131,605    $ 58,733 $ 291,961  $ 430,698  $ 240,496   $ 21,035  $ 148,815 $513,137 $13,747,148
                    ========     =======  ========   ========   ========    =======   ========  =======  ==========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
Note 6. Investments (continued)

                                                                       Fidelity    Fidelity
                  Blended     Berry                Fidelity           Diversified   Low      Fidelity   Spartan
     2001         Income      Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &  US Equity
                   Fund       Fund     Contrafund  Income I   Puritan   tional      Stock     Income    Index
                 ---------   -------   ----------  --------  --------  ---------  ---------  --------  ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants   $  61,089  $  22,961  $  75,890  $  23,044  $  10,657  $  54,833  $  41,556 $  50,277 $ 107,645
 Employer          27,586     19,816     63,278     20,431      8,448     43,060     32,558    39,567    73,781
Interest and
 dividends        262,311     14,401      8,929     28,491     11,099        446     62,724    18,094     9,801
Interest from
 participant
 loans              5,186        413      9,881      4,989        548      7,692      5,389     5,365     8,763
Net appreciation
 (depreciation) in
 fair value of
 investments            -     93,682   (257,232)   (66,579)   (12,725)  (129,169)   153,272  (104,983) (102,444)
Exchanges in      357,412     94,753     41,522     31,000          -     21,887    179,901    10,000    75,331
Forfeiture
 activity           8,566          -          -          -          -          -          -         -         -
Loan principal
 repayment         31,837      1,247     34,987     16,240     2,512      24,690     14,783    21,053    28,451
                ---------    -------   --------   --------  --------    --------   --------  --------  --------
Total additions   753,987    247,273    (22,745)    57,616    20,539      23,439    490,183    39,373   201,328
                ---------    -------   --------   --------  --------    --------   --------  --------  --------
DEDUCTIONS:
Administrative
 fees                 817          -         50        737       275          19        585       350       263
Forfeiture
 activity               -        939      2,361          -         -           -        548     2,467       781
Benefits paid to
 participants     549,875      7,523    185,127    101,802    66,261      13,074    107,266     3,842     3,984
Loan withdrawals   64,924          -     54,322     20,955     3,447      28,933      3,878     3,529       291
Exchanges out     234,682    192,073    152,385     27,470     2,240      81,773      3,504    21,428    84,729
                ---------  ---------   --------   --------  --------    --------   --------  --------  --------
Total deductions  850,298    200,535    394,245    150,964    72,223     123,799    115,781    31,616    90,048
                ---------  ---------   --------   --------  --------    --------   --------  --------  --------
Net increase
 (decrease)       (96,311)    46,738   (416,990)   (93,348)  (51,684)   (100,360)   374,402     7,757   111,280

Net assets available
 for benefits,
  beginning of
  year          4,842,396    443,098  2,161,798    845,041   268,317     960,350    744,654   924,649   765,302
                ---------  ---------  ---------  ---------  --------    --------   -------- ---------  --------

Net assets available
 for benefits,
 end of year   $4,746,085 $  489,836 $1,744,808 $  751,693 $ 216,633   $ 859,990 $1,119,056 $ 932,406 $ 876,582
                =========  =========  =========  =========  ========    ========  =========  ========  ========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 6. Investments (continued)
                     Fidelity    Fidelity  Fidelity  Fidelity   Fidelity  Fidelity   Fidelity
                     Freedom     Freedom   Freedom   Freedom    Freedom   Freedom    US Bond     Loan
       2001          Income       2000       2010      2020       2030      2040      Index     Account    Totals
                     ---------   -------   --------  ---------  --------  --------   ---------  -------   --------
ADDITIONS TO NET ASSETS(continued):
Contributions from:
 Participants       $  4,459    $  6,801 $  26,859  $  45,927  $  32,136  $   3,269   $ 14,221  $     -  $  581,624
 Employer              5,630       2,484    14,837     34,645     26,189      2,201      9,202        -     423,713
Interest and
 dividends             4,638       1,079    11,811     28,639     15,412         53      4,733        -     482,661
Interest from
 participant loans         -           -       839      2,114      4,245          -        332        -      55,756
Net appreciation
 (depreciation)
 in fair value
 of investments       (2,169)     (1,658)  (18,869)   (81,323)   (55,392)        71      1,097        -    (584,421)
Exchanges in          24,470           -    83,367     14,115     24,540          -     25,000        -     983,298
Forfeiture
 activity                  -           -         -          -          -          -          -        -       8,566
Loan principal
 repayment                 -           -     2,389      8,483     23,953          -      1,288 (211,913)          -
                     -------     -------   -------    -------   --------    -------    ------- --------   ---------
Total additions       37,028       8,706   121,233     52,600     71,083      5,594     55,873 (211,913)  1,951,197
                     -------     -------   -------    -------   --------    -------    ------- --------   ---------

DEDUCTIONS:
Administrative fees        -           -         -        119        188          -          -        -       3,403
Forfeiture activity        -           -       821          -        649          -          -        -       8,566
Benefits paid to
 participants              -           -       876          9        389          -         12   35,417   1,075,457
Loan withdrawals           -           -         -      9,309     23,288          -          - (212,876)          -
Exchanges out         20,137      15,694    42,566     56,491     48,126          -          -        -     983,298
                    --------     -------  --------   --------   --------    -------    ------- --------   ---------
Total deductions      20,137      15,694    44,263     65,928     72,640          -         12 (177,459)  2,070,724
                    --------     -------  --------   --------   --------    -------    ------- --------   ---------

Net increase
 (decrease)           16,891      (6,988)   76,970    (13,328)    (1,557)     5,594     55,861  (34,454)   (119,527)

Net assets available
 for benefits,
 beginning of year   103,858      52,480   192,046    580,712    335,775          -     43,348  566,551  13,830,375
                    --------     -------  --------   --------   --------    -------    -------  -------  ----------

Net assets available
 for benefits,
 end of year       $ 120,749    $ 45,492 $ 269,016  $ 567,384  $ 334,218   $  5,594   $ 99,209 $532,097 $13,710,848
                    ========     =======  ========   ========   ========    =======    =======  =======  ==========

                    BERRY PETROLEUM COMPANY THRIFT PLAN
       Schedule H, Line 4i Schedule of Assets (Held at End of Year)
                            December 31, 2002



Identity  of  issue,        Description  of investment
borrower, lessor, or        including maturity date,
similar party               rate  of  interest, collateral,   Current
                            par or maturity value              Value


* Berry Petroleum Company     Berry Stock Account -
  ($.01 par value)            Class A Common  Stock        $   582,388
  (33,129 shares)

*Fidelity  Managed Income     Common  Collective Trust       5,444,806
  Portfolio

*Fidelity Contrafund          Mutual Fund                    1,545,417

*Fidelity Diversified         Mutual Fund                      822,059
 International

*Fidelity Growth & Income     Mutual Fund                      808,021

*Fidelity Equity Income I     Mutual Fund                      628,882

*Spartan US Equity Index      Mutual Fund                      767,638

*Fidelity Low Priced Stock    Mutual Fund                    1,145,130

*Fidelity Puritan             Mutual Fund                      166,327

*Fidelity Freedom Income      Mutual Fund                      131,605

*Fidelity Freedom 2000        Mutual Fund                       58,733

*Fidelity Freedom 2010        Mutual Fund                      291,961

*Fidelity Freedom 2020        Mutual Fund                      430,698

*Fidelity Freedom 2030        Mutual Fund                      240,496

*Fidelity Freedom 2040        Mutual Fund                       21,035

*Fidelity US Bond Index       Mutual Fund                      148,815
                                                           -----------
 Total Investments                                        $ 13,234,011
                                                           ===========

*Participant loans        Interest bearing loans          $    513,137
                          at prime rate  plus  2%;         ===========
                          interest rates on outstanding
                          loans range from 6.25% to 11.5%.

* Party in interest

                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                BERRY PETROLEUM COMPANY THRIFT PLAN


              By     /s/ Jerry V. Hoffman
              Name:    Jerry V. Hoffman
              Title:     Member of 401(k) Administrative Committee

              By     /s/ Ralph J. Goehring
              Name:    Ralph J. Goehring
              Title:     Member of 401(k) Administrative Committee


              By     /s/ Kenneth A. Olson
              Name:    Kenneth A. Olson
              Title:     Member of 401(k) Administrative Committee




  September 30, 2003

                                 19